FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 2013

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated May 1, 2013 – Total Voting Rights

2.	Press release dated May 2, 2013 – Annual General Meeting (“AGM”)

3.	Press release dated May 21, 2013 – Analyst and Investor Day

4.	Press release dated May 23, 2013 – LG Electronics Becomes Lead Partner For ARM Cortex-A50 Family Of Products And Next-Generation Mali GPUs

5.	Press release dated May 24, 2013 – Directors’/PDMRs’ shareholding

6.	Press release dated May 28, 2013 – ARM Announces Power-Optimized Dual-Core ARM Cortex-A15 Hard Macro

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2013
ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc’s capital as at 30 April 2013 consists of 1,396,704,969 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,396,704,969.

The above figure 1,396,704,969 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA’s Disclosure and Transparency Rules.

Item 2

Annual General Meeting (“AGM”)

Cambridge, UK, 2 May 2013 - ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMH)] announces that the AGM of the Company was held today at which the Chairman, Sir John Buchanan paid tribute to Warren East who, as announced in March 2013, will be stepping down as CEO to be replaced by Simon Segars with effect from 30 June 2013.

Sir John Buchanan, Chairman said:

“Warren has transformed ARM during his time as CEO.  In 2001 ARM had one processor product line found mainly in mobile phones.  Now ARM provides the broadest portfolio of technologies in the industry, used by more than 300 semiconductor customers in nearly 9 billion chips last year. During Warren’s tenure the Company has received royalties for over 40 billion ARM-based chips.  As CEO he has created a strong platform for growth and consistently created value for shareholders even in a challenging external environment.  On behalf of the Board, and the wider ARM team, thank you Warren for your passion, service and leadership.”

“The Board is delighted to have someone of Simon Segars’ experience and calibre within ARM to appoint to the role of CEO. Following an extensive review of candidates worldwide, Simon’s proven technology expertise and management skills across a range of senior executive roles made him an excellent CEO candidate and highly qualified to take the company forward.  The Board looks forward to continuing to work with Simon to build on the strong momentum that has been created over the past years.”

In relation to the AGM business, all resolutions put to the AGM were duly passed on a poll.  The voting on each resolution was as follows:

	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	% of ISC VOTED	VOTES WITHHELD
1	1,078,494,099	98.86	12,414,266	1.14	1,090,908,365	78.11%	4,945,383
2	1,094,053,468	100.00	38,238	0.00	1,094,091,706	78.33%	1,762,042
3	1,065,521,904	97.66	25,481,138	2.34	1,091,003,042	78.11%	4,850,706
4	1,051,495,612	97.81	23,536,798	2.19	1,075,032,410	76.97%	20,821,038
5	1,079,460,474	98.67	14,570,759	1.33	1,094,031,233	78.33%	1,822,215
6	1,083,569,705	99.05	10,440,497	0.95	1,094,010,202	78.33%	1,843,246
7	1,069,067,871	98.72	13,891,341	1.28	1,082,959,212	77.54%	12,894,236
8	1,079,873,592	98.71	14,151,751	1.29	1,094,025,343	78.33%	1,828,105
9	1,080,059,689	98.83	12,800,138	1.17	1,092,859,827	78.25%	2,993,621
10	1,080,837,712	98.79	13,183,086	1.21	1,094,020,798	78.33%	1,832,650
11	1,083,976,244	99.08	10,026,282	0.92	1,094,002,526	78.33%	1,850,922
12	1,078,778,429	98.61	15,200,880	1.39	1,093,979,309	78.33%	1,874,139
13	1,079,852,353	98.70	14,176,352	1.30	1,094,028,705	78.33%	1,824,743
14	1,037,517,757	96.81	34,229,354	3.19	1,071,747,111	76.73%	24,106,337
15	1,048,890,487	96.87	33,895,776	3.13	1,082,786,263	77.52%	13,067,185
16	1,039,176,521	96.23	40,683,586	3.77	1,079,860,107	77.31%	15,993,341
17	873,406,251	79.97	218,727,632	20.03	1,092,133,883	78.19%	3,719,622
18	1,093,249,419	99.95	559,493	0.05	1,093,808,912	78.31%	2,044,643
19	1,093,219,806	99.93	765,375	0.07	1,093,985,181	78.33%	1,868,674
20	944,626,839	86.34	149,405,262	13.66	1,094,032,101	78.33%	1,821,647

The CEO’s presentation will be available today on the Company’s website www.arm.com/ir and an audiocast of the proceedings will be available from 3 May 2013.

CONTACTS:
Tim Score/Ian Thornton
ARM Holdings plc
+44 (0) 1628 427800

Item 3

Analyst and Investor Day

CAMBRIDGE, UK, 21 May 2013-ARM Holdings plc will be hosting analyst and investor presentations today in London.

The presentations will cover the following topics:

1.	The 2020 Opportunity	Simon Segars, President and CEO Designate

2.	Connected Devices	Laurence Bryant, Director Mobile Segment Marketing

3.	Connectivity Driving Infrastructure	Lakshmi Mandyam, Director of Server Systems

4.	Energy Efficient System Design	Dipesh Patel, EVP and GM PIPD

5.	Q&A	Chaired by Warren East, CEO

The presentation will be held at The Lincoln Centre, 18 Lincoln’s Inn Fields, London, WC2A, and commences at 10am, with registration from 9:30am.  There will be a simultaneous live audio webcast from the company’s website at www.arm.com/ir.

Copies of the presentation and replay of the audio webcast will be available from the website by 5pm BST on 21 May 2013.

CONTACTS:
Sarah West/Eilis Murphy	Ian Thornton/Jonathan Lawton
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1223 400400

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademarks of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; and ARM Sweden AB.

Item 4

LG Electronics Becomes Lead Partner For ARM Cortex-A50 Family Of Products
And Next-Generation Mali GPUs

LG ELECTRONICS BECOMES LEAD PARTNER FOR ARM CORTEX-A50 FAMILY OF PRODUCTS AND NEXT-GENERATION MALI GPUS

LG Electronics licenses ARM’s leading-edge CPU and GPU technologies, taking next-generation SoC solutions to new performance levels

CAMBRIDGE – MAY 23, 2013 – ARM announced that LG Electronics has licensed the next generation of ARM® Cortex®-A50 series of central processing unit (CPU) solutions and the next generation of ARM Mali™ graphics processing units (GPUs). This agreement means that LG Electronics will have access to ARM’s highest-performing CPU and GPU solutions to create market-leading technology.

This agreement builds on an already strong relationship between LG Electronics and ARM, as LG Electronics has previously used both Cortex processors and Mali GPUs in its system-on-chip (SoC) technology. This new agreement will enable LG Electronics to offer a wider range of high-performance SoCs. Launched in October, the Cortex-A50 family bridges the performance requirements of next-generation 32-bit and 64-bit applications. The next generation of the Mali GPUs licensed by LG Electronics will extend the performance capabilities beyond that offered by the Mali-T678 GPU, taking graphics and GPU computing to new levels.

“The close interaction between the CPU and GPU becomes increasingly important as solutions transition between the 32-bit and 64-bit world,” said Bo-ik Sohn, senior vice president, LG Electronics. “Being able to implement Full Profile GPU Compute in conjunction with ARM big.LITTLE™ processing configurations will be a key driver to the overall performance and capabilities of our devices.”

“Licensing the highest-performing IP from ARM for both CPU and GPU enables LG Electronics to expand the possibilities for end devices,” said Pete Hutton, executive vice president & general manager, Media Processing Division, ARM. “The capabilities of next-generation Cortex CPUs and Mali GPUs in concert will make innovative features, at market-leading levels of energy efficiency, a reality.”

About ARM ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Find out more about ARM by following these links:

ARM website: http://www.arm.com
ARM Connected Community®: http://www.arm.com/community
ARM Blogs: http://blogs.arm.com
ARMFlix on YouTube:  http://www.youtube.com/armflix
ARM on Twitter:
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

ENDS

ARM, Artisan, AMBA and Cortex are registered trademarks of ARM Limited. CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Item 5

Announcement of Acquisition of Shares

ARM Holdings plc (the “Company”) announces that on 22 May 2013 certain directors and PDMRs acquired shares in the Company through the automatic reinvestment of dividends on shares that previously vested under the Long Term Incentive Plan or the Deferred Annual Bonus Plan.

The total holdings of these directors and PDMRs after these additions are as follows:

Name	Role	Number of shares acquired*	Total number of shares now held+
Warren East	CEO	857	1,419,322
Simon Segars	CEO designate	759	479,327
Mike Muller	CTO	1,325	1,339,692
Tim Score	CFO	1,720	740,814
Patricia Alsop	PDMR	161	103,894
John Cornish	PDMR	34	44,969
Philip David	PDMR	84	35,211
Ian Drew	PDMR	203	81,886
Dipesh Patel	PDMR	139	64,815
Antonio Viana	PDMR	141	54,691
*excludes fractions of shares acquired
+ excludes shares earned under the Deferred Annual Bonus Plan which have not yet vested

The price paid for the shares acquired through this automatic dividend reinvestment was 1093.46 pence per share.

Item 6

ARM Announces Power-Optimized Dual-Core ARM Cortex-A15 Hard Macro

WHAT: ARM today announced the availability of a power-optimized dual-core hard macro implementation of the ARM® Cortex®-A15 processor. The ARM Cortex-A15 implementation provides exceptional power efficiency and is capable of delivering up to 10,000 DMIPS within a constrained mobile power envelope.

The ARM Cortex-A15 hard macro development is the result of the unique synergy arising from the combination of ARM Cortex processor IP, Artisan® physical IP, CoreLink™ systems IP and ARM’s integration capabilities, and utilizes TSMC’s 28nm HPM process. The complete low leakage implementation features integrated NEON™ SIMD technology and a floating point engine, and includes a 1MB level 2 cache to deliver an extremely competitive balance of performance and power. It is ideal for a wide range of power-sensitive handheld devices such as mobile phones and tablets. This dual-core hard macro was implemented using ARM Artisan 9-track libraries and incorporates ARM POP™ Technology for the Cortex-A15 on TSMC’s 28nm HPM process.

WHY: The Cortex-A15 processor delivers up to twice the performance of smartphones based on the Cortex-A9 processor, bringing a level of performance once only seen in laptops into low-power SoC solutions. The dual-core hard macro accelerates time to market for semiconductor companies wanting to benefit from the most advanced processor technology available.

This Cortex-A15 implementation is an ideal solution for designers of big.LITTLE™ processing systems as it can be paired with a dual- or quad-core Cortex-A7 processor, simplifying the design process and enabling a faster time to market.

This hard macro is ideal for designers looking for a cost-effective, highly power-efficient Cortex-A15 dual-core solution for mobile applications, and also devices such as single board computers that are used across a wide array of end-markets. It is an important addition to the ARM hard macro portfolio and will enable a wider array of partners seeking to leverage the outstanding capabilities of the Cortex-A15 processor.

WHERE: Please contact your local ARM Sales office: http://www.arm.com/about/offices/index.php
For further details on the ARM Hard Macro Portfolio, please visit: http://www.arm.com/products/processors/hard-macro-processors.php or check out a demo of this solution at the ARM Booth (931) at DAC, 3rd-5th June in Austin, Texas.

WHO: ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Find out more about ARM by following these links:

ARM website: http://www.arm.com
ARM Connected Community®: http://www.arm.com/community
ARM Blogs: http://blogs.arm.com
ARMFlix on YouTube: http://www.youtube.com/armflix

ARM on Twitter:
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

ENDS

ARM, Artisan and AMBA are registered trademarks of ARM Limited. Cortex, CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.